The Registrant hereby amends the facing page of it's registration statement to add the following delaying amendment:

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registration shall file a further amendment which specifically stated that this regsitration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.